EXHIBIT 12.1

Noble Energy, Inc.
Calculation of Ratio of Earnings to Fixed Charges
	Nine Months Ended September 30,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
(millions, except ratio amounts)
Income (Loss) From Continuing Operations Before Income Tax, Non-controlling Interests and Income From Equity Investees	$662	$(2,436)	$(1,887)	$(2,309)	$1,540	$1,138
Add (Deduct)
Fixed Charges	291	426	440	435	349	296
Capitalized Interest	(53)	(49)	(84)	(144)	(116)	(121)
Distributed Income From Equity Investees	136	139	83	77	226	204
Earnings (Loss) as Defined	$1,036	$(1,920)	$(1,448)	$(1,941)	$1,999	$1,517

Net Interest Expense	216	354	328	263	210	158
Capitalized Interest	53	49	84	144	116	121
Interest Portion of Rental Expense	22	23	28	28	23	17
Fixed Charges as Defined	$291	$426	$440	$435	$349	$296

Ratio of Earnings to Fixed Charges	3.6	—	—	—	5.7	5.1

Amount by Which Earnings Were Insufficient to Cover Fixed Charges	$—	$2,346	$1,888	$2,376	$—	$—